Exhibit 22.1

List of Subsidiary Guarantors

The following subsidiaries of Americold Realty Trust, Inc., a Maryland Corporation (the “Company”), may be the guarantors of debt securities issued under the Indenture, to be entered into, by and among Americold Realty Operating Partnership, L.P., a Delaware limited partnership and a subsidiary of the Company, as issuer (the “Issuer”), the Company, as general partner of the Issuer and parent guarantor, the subsidiaries of the Company listed below, as guarantors, and U.S. Bank Trust Company, National Association, as trustee.

Exact Name of Guarantor	Jurisdiction

Americold Realty Operations, Inc.	Delaware, U.S.A.

Americold Australian Holdings Pty Ltd	Australia

Icecap Properties NZ Limited	New Zealand

Nova Cold Logistics ULC	Nova Scotia, Canada